Mail Stop 4561

September 3, 2008

John B. Nano
President & CEO
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, CT 06825

>   **Re: Competitive Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 6, 2008**
>   **File No. 333-152881**
>
>   **Form 10-Q for the quarterly period ended April 30, 2008**
>   **Filed June 12, 2008**
>   **File No. 001-08696**

Dear Mr. Nano:

        We have limited our review of the filings noted above to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

The Fusion Capital Transaction, page 14

1.   Please expand your disclosure to include a discussion of the likelihood that you will receive, or need, the full amount of proceeds available under the equity line

agreement. If you are not likely to receive the full amount, please explain why you and Fusion Capital selected $5 million as the maximum amount available under the equity line agreement.

2.   Please expand your disclosure to include the following information:

- a statement indicating whether Fusion Capital's obligations under the Common Stock Purchase Agreement are transferable;

- a statement indicating whether the parties can amend the Common Stock Purchase Agreement; and

- a statement regarding whether any condition or event of default listed in Section 7 or 9 of the Common Stock Purchase Agreement may be waived by Fusion Capital.

3.   Section 9 of the Common Stock Purchase Agreement appears to grant Fusion Capital, in addition to the right to terminate the agreement, the option to reject or delay the purchase of common stock under the agreement during the occurrence of an event of default. We note specifically the following language in Section 9:

> "In addition to any other rights and remedies under applicable law and this agreement, including the Buyer termination rights under Section 11(k) hereof, so long as an Event of Default has occurred and is continuing…the Buyer shall not be obligated to purchase any shares of Common Stock under this Agreement."

This provision appears to provide Fusion Capital with the ability to make an investment decision in the case of an event of default, suggesting that the investor is not irrevocably bound to purchase the securities under the Common Stock Purchase Agreement. In view of the provision, please tell us why you believe that the equity line transaction is consistent with our position under "Equity Line Financings" in "Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.   Your discussion in this section appears to be incomplete. Revise your prospectus to provide the information required by Item 701 of Regulation S-K.

Item 17. Undertakings, page II-5

5.   Please revise your registration statement to provide the undertaking required by Item 512(a)(5)(i) or, in the alternative, Item 512(a)(5)(ii), of Regulation S-K. Please also provide the undertaking required by Item 512(e).

Exhibit 5.1

6.   The legality opinion provided to you by counsel does not appear to be dated. Please file a dated legality opinion with your amendment.

Form 10-Q

Item 4. Controls and Procedures, page 23

7.   Your recitation of the definition of the term "disclosure controls and procedures" appears to be a truncated version of the definition provided in Rule 13a-15(e). Please tell us whether the scope of the "disclosure controls and procedures" evaluated was identical to the scope of that term as defined in Rule 13a-15(e). In future filings, either recite the entire definition, or simply refer to the rule that contains the definition.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile: (706) 738-1966</u>
        M. Richard Cutler, Esq.
        Cutler Law Group